                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)/*/


                       Weitzer Homebuilders Incorporated
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                        -------------------------------
                                 (CUSIP Number)


                                 Harry Weitzer
                     c/o Weitzer Homebuilders Incorporated
                             5901 N.W. 151st Street
                                   Suite 120
                          Miami Lakes,  Florida  33431
                                (305) 819-4663
                       --------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 28, 1998
                                 -------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Chai Capital, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Florida
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,285,714
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,428,571

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,428,571

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

                                                               Page 3 OF 6 Pages

Item 1.   Security and Issuer.
          --------------------

     This Statement on Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Weitzer Homebuilders Incorporated, a Florida corporation (the "Registrant" or the "Company"). The principal executive offices of the Registrant are located at 5901 N.W. 151st Street, Suite 120, Miami Lakes, Florida 33014.

Item 2.   Identity and Background.
          ------------------------

          (a)(b) This Statement on Schedule 13D is being filed on behalf of Chai Capital, Ltd. (the "Partnership"), a Florida limited partnership with its principal place of business at 11900 Biscayne Boulevard, Suite 801, North Miami, Florida 33181. The General Partner of the Partnership is Chai Capital Corp., a Florida corporation. The Officers and Directors of Chai Capital Corp. are Harry Weitzer, the Chairman of the Board of Directors and the Chief Executive Officer of the Registrant, and a limited partner of the Registrant, Stanley Diamond, a limited partner of the Partnership, and Michael Ambrosio, a Director of the Registrant.

          (c) The Partnership was formed to invest in the Registrant, and Chai Capital Corp. ("Chai"), was formed to serve as the corporate general partner of the Partnership.

          (d) During the last five years, neither the Partnership nor Chai have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither the Partnership nor Chai have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) The Partnership is a Florida limited partnership and Chai is a Florida corporation.

                                                               Page 4 of 6 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     The Partnership acquired the Shares and the other securities described below using its working capital, which the Partnership acquired from capital contributions by its partners.

Item 4.   Purpose of Transaction.
          -----------------------

     The Shares and the other securities described below, were acquired by the Partnership for investment purposes only. Depending upon then general economic and business conditions, the financial condition and results of operations of the Registrant, and the personal financial requirements of the limited partners of the Partnership, the Partnership may seek to acquire additional securities of the Registrant, may seek to dispose of all or a portion of the Partnership's investment in the Registrant, or may continue to hold said securities for its own account. The Partnership does not have any current plans or proposals that may have or which may relate to or would result in (a) the acquisition by any person of additional securities of the Registrant, or the disposition of securities of the Registrant; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Registrant or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Registrant or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Registrant, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Registrant; (f) any other material change in the Registrant's business or corporate structure; (g) any changes in the Registrant's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Registrant by any person; (h) causing a class of securities of the Registrant to be delisted from a national securities exchange or to be cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Registrant to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any actions similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     The Partnership may be deemed to beneficially own an aggregate 10,428,571 Shares of the Registrant's Class A Common Stock, or approximately 81.54% of the total issued and outstanding Shares of the Registrant's Common Stock. Such Shares include an aggregate 1,785,714 Shares owned of record by the Partnership, and as to which the Partnership has sole voting and dispositive power; an aggregate 1,500,000 Shares of Class A Common Stock issuable upon conversion of an aggregate 1,500,000 Shares of the Registrant's Class B Common Stock owned of record by the Partnership, and which conversion assumes that the Shares are issuable upon conversion of the Class B Common Stock on a one for one basis, and with respect to such 1,500,000 Shares, the Registrant has sole voting and dispositive power; and an aggregate 7,142,857 Shares issuable upon conversion of an aggregate $4,000,000 principal amount convertible subordinated debentures ("Debentures"), owned of record by the Partnership. The Debentures have a term of three years and expire pursuant to their terms on July 28, 2001, and are convertible into Shares of Class A Common Stock at an initial conversion price of $.56 per share. The conversion price is subject to adjustment in the event certain anti-dilution provisions are triggered, including the recapitalization or reorganization of the
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                                                               Page 5 of 6 Pages

Registrant's capital stock. With respect to those Shares issuable upon conversion of said outstanding Debentures, the Registrant has sole dispositive power.

     The foregoing Shares do not include any Shares issuable upon exercise of outstanding options owned of record by Harry Weitzer, an Officer and Director of Chai, a limited partner of the Partnership and an Officer and Director of the Registrant. The Partnership disclaims beneficial ownership of those Shares beneficially owned by Harry Weitzer. In addition, the Partnership disclaims beneficial ownership of any Shares issuable upon exercise of options owned of record, by Michael Ambrosio, a Director of the Registrant, an Officer and Director of Chai Capital Corp., and an affiliate of a trust which is a limited partner of the Partnership. The Partnership also disclaims beneficial ownership of any Shares beneficially owned by any limited partner of the Partnership.

     The Partnership acquired an aggregate 1,785,714 Shares of Class A Common Stock of the Registrant and the Debentures, described above, pursuant to an executed subscription agreement, signed and delivered by the Partnership on July 28, 1998, and which transaction was consummated by and between the Registrant and the Partnership in three tranches on July 29, 1998, July 30, 1998 and July 31, 1998. In addition, the Partnership acquired on July 28, 1998, the aggregate 1,500,000 Shares of Class B Common Stock, which shares were contributed by Harry Weitzer to the Partnership as a capital contribution to the Partnership, in addition to Mr. Weitzer's cash contribution to the Partnership.

     No other person, other than the Partnership is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the afore-described securities owned by the Partnership.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

     There are no contracts, arrangements or relationships between the Partnership and the Registrant with respect to securities of the Registrant, other than the contractual relationship established by the Debenture, the form of which is listed as an exhibit hereto.

Item 7.   Material to be Filed as Exhibits

     Exhibit A - Form of Debenture (incorporated herein by reference to the Registrant's Form 8-K, dated August 3, 1998)

                                                               Page 6 of 6 Pages


                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: Aug 7, 1998            Chai Capital, Ltd.

                              By: Chai Capital Corp., a Florida corporation, General Partner


                              By: /s/ Harry Weitzer
                                 _____________________________________
                                    Harry Weitzer, Vice President